SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.         )

NovaGold Resources Inc.
(Name of Subject Company)

NovaGold Resources Inc.

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse

NovaGold Resources Inc.

Suite 2300

200 Granville Street

Vancouver, BC V6C 1S4

Canada

(604) 669-6227

_________________________________________

(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of the persons filing statement)

Copy to:

Bob Wooder	Christopher J. Barry
Blake, Cassels & Graydon LLP	Dorsey & Whitney LLP
595 Burrard Street, Suite 2600	1420 Fifth Avenue
Three Bentall Centre	Suite 3400
Vancouver, BC V7X 1L3	Seattle, WA 98101
Canada	USA
(604) 631-3330	(206) 903-8800

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NovaGold	News Release	AMEX, TSX Symbol: NG

NovaGold Responds to Unsolicited Take-Over Offer by Barrick Gold

25 July 2006 — Vancouver — NovaGold Resources Inc. (AMEX, TSX: NG) is responding to Barrick Gold Corporation’s (NYSE, TSX: ABX) announcement Monday that it intends to make an unsolicited offer to purchase all of the shares of NovaGold for US$14.50 per share.

Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold, stated: “We are disappointed that Barrick has announced this unsolicited, opportunistic offer for NovaGold. Beginning this March NovaGold entered into detailed discussions with Barrick on a potential joint venture on NovaGold’s Galore Creek copper-gold project along with in-depth discussion regarding modification of the terms of the Donlin Creek agreement to allow Barrick to earn an additional interest in that world-class gold project under a modified timeline.”

At this stage, NovaGold owns 70% of the Donlin Creek project and Barrick owns 30%.  NovaGold management believes that it will not be possible for Barrick to meet all of the terms and conditions of the earn-in agreement to obtain an additional 40% interest in the Donlin Creek project. These terms and conditions include Barrick completing a bankable feasibility study(1) and receiving approval of its board of directors to construct a mine by November 2007.

NovaGold management believes that the offer proposed by Barrick dramatically undervalues NovaGold’s world-class portfolio of gold and copper assets and would not adequately compensate NovaGold’s shareholders for the loss of opportunity to participate in the future growth in the value of the Company’s assets as they continue to move toward production.

As acknowledged by Barrick’s management, Donlin Creek and Galore Creek are two of the largest undeveloped gold and copper resources in the world and are located in the geopolitically stable jurisdictions of Alaska and British Columbia. Including NovaGold’s Ambler and Nome projects in Alaska, NovaGold has Measured and Indicated resources totaling 18.1 million ounces of gold, 75.4 million ounces of silver, and 6.8 billion pounds of copper — using NovaGold’s current 70% ownership of Donlin Creek. In addition, NovaGold currently has an additional Inferred resource of 19.3 million ounces of gold, 106.1 million ounces of silver, 6.6 billion pounds of copper and 2.2 billion pounds of zinc. Barrick has stated that acquisition of NovaGold would expand their North American Measured and Indicated resources by 54% and expand their Inferred resources by 89%. Details on each of NovaGold’s projects including resource estimates, and technical reports can be found on the Company’s website www.novagold.net

Discussions with NovaGold’s largest institutional shareholders, which along with management control a substantial percentage of NovaGold’s fully diluted shares, have indicated strong support for NovaGold’s management and a belief in the long-term value of the Company’s assets — value that is not reflected in the Barrick offer. NovaGold management believes that the Barrick offer for NovaGold values the Company at approximately $35/oz of gold resource, without giving any additional value to NovaGold’s world class copper resource. Recent take-over valuations in the gold sector have been at significantly higher per ounce multiples than those implied by the Barrick offer.

Rick Van Nieuwenhuyse further stated, “By making an offer for NovaGold, Barrick has clearly acknowledged the quality and caliber of the NovaGold assets. We have assembled one of the best teams in the industry and are confident in our ability to turn these projects into world class producing mines and thereby add shareholder value over the next few years.”

The Company has appointed a special committee, and has retained RBC Dominion Securities, a member company of RBC Capital Markets, as a financial advisor. Blake, Cassels & Graydon, LLP has been retained as legal advisor. The Company has recently put a shareholders rights plan in place, which is designed to protect the interest of all shareholders. NovaGold will consider all possible alternatives, including any competing offers it may receive, to maximize shareholder value.

While that process is underway, NovaGold shareholders should await the results of our review and the recommendation of the NovaGold Board before making any decisions with respect to the Barrick offer. NovaGold advises shareholders to not deposit any common shares to the Barrick offer and to not take any other action concerning the offer until shareholders have received further communications from the Board of Directors of NovaGold. After the formal offer is received from Barrick, NovaGold will issue a Directors’ Circular that will contain important information for shareholders, including the Board recommendation regarding the offer.

A Directors’ Circular will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available free of charge on the SEC’s website at www.sec.gov, or from NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC by NovaGold may be obtained free of charge at www.sec.gov or from NovaGold’s corporate secretary as well.

Note (1): A bankable feasibility study is a comprehensive analysis of a project’s economics to ascertain whether the project can profitably provide reasonable long-term returns to the participants. Such a study would generally be at plus or minus a 15% level of precision in its cost estimates and would be of sufficient detail to allow a bank or other lending institution to make a decision as to whether to loan funds for the operation.

About NovaGold

NovaGold is rapidly advancing three of North America’s largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company’s Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Rick Van Nieuwenhuyse, President & CEO	Don MacDonald, CA, Senior Vice President & CFO

Cautionary Note to United States Investors:  Information concerning mineral resources has been prepared in accordance with Canadian disclosure standards.  Accordingly, information concerning descriptions of mineral deposits contained herein may not be comparable to information made public by United States companies.  In particular, this press release uses the terms “measured,” “indicated” and “inferred” resources.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  These resources do not constitute “reserves.”  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Forward-Looking Statements:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including:  risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties involved in the interpretation of drilling results and reparation of resource estimates; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s annual report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with or furnished to the SEC and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.  All forward-looking statements in this Press Release are qualified by this cautionary statement.